SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated June 1, 2004


                               -----------------


                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 33430 Tepebasi
                                Istanbul, Turkey

                               -----------------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Statement made to the Capital Markets Board dated May 7, 2004
                  - Turkcell Received Necessary Legal Approvals for the Capital
                  Ceiling Increase

                  Statement made to the Capital Markets Board dated May 14, 2004
                  - Turkcell's Petition for the Cancellation of Infrastructure Usage Directive is Rejected
                  Statement made to the Capital Markets Board dated May 21, 2004
                  - Update from Turkcell Concerning the Legal Dispute Over the Definition of "Gross Revenue"
                  Statement made to the Capital Markets Board dated May 27, 2004
                  - Turkcell will not Bid for Kosova GSM License
                  Statement made to the Capital Markets Board dated May 27, 2004
                  - Turkcell Provides Update on Dividend Distribution
                  Statement made to the Capital Markets Board dated May 27, 2004
                  - Turkcell BoD Decisions Dated May 26, 2004

[GRAPHIC OMITTED]


           TURKCELL RECEIVED NECESSARY LEGAL APPROVALS FOR THE CAPITAL
                                CEILING INCREASE


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.


                                                         Istanbul Stock Exchange

                                                                    ISTANBUL

Special Subjects:
----------------

On March 31, 2004, Turkcell announced that Turkcell Board of Directors decided that after receiving the necessary authorizations and the approval of shareholders, the capital ceiling shall be increased to TL1,500 trillion from TL500 trillion.

Turkcell's applications for the capital ceiling increase have been approved by the Capital Markets Board and Turkish Trade Ministry and will be presented for the shareholders approval at Turkcell's Annual General Meeting dated June 4, 2004.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    07.05.2004, 09:15         07.05.2004, 09:15


For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

[GRAPHIC OMITTED]


        TURKCELL'S PETITION FOR THE CANCELLATION OF INFRASTRUCTURE USAGE
                             DIRECTIVE IS REJECTED


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.


                                                         Istanbul Stock Exchange

                                                                     ISTANBUL

Special Subjects:
----------------

In 2001, Turk Telekom issued a new "Infrastructure Usage Directive," demanding price increases in infrastructure usage fees, which were found unacceptable by Turkcell. Consequently, Turkcell filed a petition at the Ankara 1st Commercial Court for the cancellation of the new Directive. At the same time, Tukcell obtained an injunction from the Ankara 22nd Court and secured the continuation of Turk Telekom's services, subject to conflict, without interruption.

During the session dated May 13, 2004, Ankara 1st Commercial Court rejected Turkcell's filing and ruled for the new "Infrastructure Usage Directive" to be effective and for the removal of the injunction attained by Turkcell.

Turkcell will file an appeal against this ruling after receiving the official written statement of the Court.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                             TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    14.05.2004, 10:45         14.05.2004, 10:45


For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

[GRAPHIC OMITTED]


           UPDATE FROM TURKCELL CONCERNING THE LEGAL DISPUTE OVER THE
                         DEFINITION OF "GROSS REVENUE"


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.


                                                         Istanbul Stock Exchange

                                                                      ISTANBUL

Special Subjects:
----------------

Previously, Turkcell stated that the International Court of Arbitration of the International Chamber of Commerce ("ICC") had issued its verdict regarding Turkcell's petition for the definition of items that should be included within the "gross revenue" item used for the calculation of the fifteen percent Treasury share payment. The ICC's decision stated that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the late payment interest charges and taxes collected by Turkcell under its "tax responsibility" should be excluded.

Subsequently, the Treasury and the Telecommunication Authority ("TA") filed a petition in the Ankara 20th Civil Court, requesting cancellation of parts of the aforementioned decision in favour of Turkcell by the ICC. The Civil Court granted the petition of the Turkish Treasury and the TA and thus cancelled the ICC ruling on the ground that it conflicts with a ruling issued by the Danistay, the highest administrative court in Turkey.

Turkcell will file an appeal against this ruling when it receives the official written statement of the Civil Court.


We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                             TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    21.05.2004, 10:45         21.05.2004, 10:45


For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

[GRAPHIC OMITTED]


                  TURKCELL WILL NOT BID FOR KOSOVA GSM LICENSE


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.

                                                         Istanbul Stock Exchange

                                                                      ISTANBUL



Special Subjects:
----------------

In previous announcements, Turkcell stated its interest in GSM license tenders abroad and in this context its interest in the Kosova GSM license tender. After the evaluation process Turkcell decided not to participate in the tender.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                               TURKCELL ILETISIM HIZMETLERI A.S.

                                    Koray Ozturkler           Nihat Narin
                                    Investor Relations        Investor Relations
                                    27.05.2004, 13:50         27.05.2004, 13:50


For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

[GRAPHIC OMITTED]


                TURKCELL PROVIDES UPDATE ON DIVIDEND DISTRIBUTION


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.


                                                         Istanbul Stock Exchange

                                                                     ISTANBUL


Special Subjects:
----------------

Previously, Turkcell announced that the Board of Directors will recommend dividend distribution at the Annual General Meeting.

Based on the Board decision dated May 26, 2004, Turkcell Board of Directors has decided to recommend TL236,317,210,000,000 dividend distribution, from its 2003 distributable net income, to its shareholders. The proposed dividend will be in the form of a 50% cash and 50% share distribution. The stock dividend will be distributed by adding TL118,158,605,000,000 of the total dividend amount to Turkcell's paid-in capital, which will translate into a 23.631721% dividend per share. The rest of the distributable income totaling TL118,158,605,000,000 will be distributed to Turkcell shareholders in cash. As, all of this amount was generated with incentives granted before April 24, 2003, it will not be subject to withholding tax and will be distributed equally to shareholders. Accordingly, the cash dividend will be TL236.3172 per ordinary share for all shareholders.

Furthermore, Turkcell Board of Directors will recommend the distribution of cash dividend to start on June 6, 2004, and the share dividend on July 30, 2004, at the Annual General Assembly dated June 4, 2004.



We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                          TURKCELL ILETISIM HIZMETLERI A.S.

                                  Koray Ozturkler            Nihat Narin
                                  Investor Relations         Investor Relations
                                  27.05.2004, 09:30          27.05.2004, 09:30


For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

[GRAPHIC OMITTED]


                    TURKCELL BoD DECISIONS DATED MAY 26, 2004


Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital
         Markets Board.


                                                         Istanbul Stock Exchange

                                                                     ISTANBUL

Special Subjects:
-----------------

On February 18, 2004, Turkcell announced that it has provided the best offer in the nationwide GSM900/1800 license tender in Iran and it will be awarded the license upon the payment of the license fee and the signing of a license agreement between the consortium led by Turkcell and the regulatory authorities in Iran. On May 26, 2004, the Board of Directors of Turkcell took the following decisions:

o        Turkcell shall participate in the planned capital increase from
         (euro)13,500,000 to (euro)91,003,500 of East Asian Consortium B.V., its subsidiary established in the Netherlands for investments in Iran, and the contribution shall be provided in cash,

o Turkcell shall provide surety for the total amount of the loan amounting to (euro)100,000,000 to be obtained by East Asian Consortium B.V. from Akbank T.A.S.. This loan will be used in the financing of GSM900/1800 license payment of (euro)300,000,000.





We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.



                                             TURKCELL ILETISIM HIZMETLERI A.S.

                               Koray Ozturkler            Nihat Narin
                               Yatirimci Iliskileri       Yatirimci Iliskileri
                               27.05.2004, 09:30          27.05.2004, 09:30



For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    June 1, 2004                         By:  /s/ MUZAFFER AKPINAR
                                                   -----------------------------

                                              Name:    Muzaffer Akpinar
                                              Title:   Chief Executive Officer